Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: April 1, 2021

The following article was posted on social media and the transaction-related website portal hosted by Canadian Pacific Railway Limited.

From the bottom up: CP Rail’s Keith Creel steps out from Hunter Harrison’s shadow to cement his own legacy

Creel is the driving force behind CP’s massive US$25.2-billion deal to purchase Kansas City Southern

Author of the article:

Joe O’Connor

Publishing date:

Keith Creel, chief executive of Canadian Pacific Railway. PHOTO BY CANADIAN PACIFIC RAILWAY

Keith Creel was just a relatively raw kid from Alabama when Hunter Harrison summoned him to the 21st floor of the NBC Tower in Chicago for a meeting in 1996. It’s a day vividly imprinted on his memory 26 years later, because days like that were not supposed to happen to people like him.

Harrison, a brash southerner, with a rich baritone voice, a taste for Marlboro Red cigarettes and stiff drinks, and a reputation as a master storyteller, was chief executive of Illinois Central Railroad and already a legend in railroad circles.

Creel was a nobody. A new frontline hire, soon bound for Memphis, Tenn., and a job as trainmaster. He couldn’t really fathom why the boss would want to meet him. His nerves were hopping all over the place as he walked into an office anteroom with bookshelves and a couch, comfy chairs and a million-dollar view of Lake Michigan. He found himself thinking, “Somebody must live here.”

Around a corner sat Harrison. He told the kid to “sit down,” and he started telling stories of growing up in the South, of sports and railroading.

“I spent three hours with Hunter,” Creel, now 52 years old, said. “And I heard a lot and I learned a lot, and I realized then that this wasn’t just a CEO in a suit, and no disrespect to CEOs in suits, but this was a guy who understood the business from top to bottom.”

Harrison also recognized, for whatever reason, something in Creel, and would pull him along from railroad to railroad, dispatching him to towns along the way to sort out operational kinks and learn the business just as he had: from the bottom up.

Hunter Harrison in 2015. PHOTO BY CHRIS GOODNEY/BLOOMBERG FILES

Until, that is, the protege appeared at the top, and succeeded Harrison as chief executive at Canadian Pacific Railway Ltd. in January 2017. Harrison died later that same year, but were he alive today, Creel could tell him a story of his own, about that kid from Alabama being the driving force behind CP’s US$25.2-billion deal to purchase Kansas City Southern.

The merger is a whopper in an industry where whoppers rarely happen, and it positions a Canadian railway, one started in 1881 that now connects the country from coast to coast, to drive a stake into an expansive network stretching from northern Alberta deep into the Mexican industrial heartland.

Regulators will have their say, no doubt, but most everybody else — the Alberta Wheat and Barley Commission, Canadian Association of Petroleum Producers, Alberta’s premier, Kansas City Southern’s board, analysts and the stock market, where CP is trading at record highs — are cheering the purchase.

Should it ultimately go through, Creel’s name, as Harrison’s typically is, may never again appear without the word “legend” practically affixed to it.

“This has been a transaction that has been talked about for the last 15 years.” Steve Hansen, an analyst at Raymond James Ltd., said of the deal. “It is massive.”

Chances are, though, it never would have happened were it not for another guy named Steve, who worked at Food World in Atlanta in the early 1980s. That Steve, whose last name has been lost to time, worked alongside Creel, a high school sophomore, wrestler and impressionable teen with car payments to make.

This has been a transaction that has been talked about for the last 15 years. It is massive

STEVE HANSEN, ANALYST, RAYMOND JAMES LTD.

Steve had been to U.S. Army boot camp. He had a brush cut. He could talk.

“What he told me inspired me,” Creel said.

No one in Creel’s family had a military background. (No one in his family worked for the railroad, either). But he heard enough to enrol in an officer’s training program while pursuing a marketing degree at Jacksonville State University in Alabama.

Midway through university, Creel was called up for active duty during the Persian Gulf War, and the wet-behind-the-ears 21-year-old lieutenant got his first taste of leading others while stationed in Saudi Arabia.

The army was about teamwork, order, logistics, troubleshooting problems, following rules and believing in a mission greater than oneself. It was also about motivating people to do their best.

“I learned that I had a huge love for leadership in the military,” Creel said. “When I came back, the military opportunity was what led to the railroad.”

And the railroad led to that first meeting with Hunter Harrison in Chicago. Before Harrison came along, railroads were notoriously unreliable. Major delays were the industry norm. Punctuality was but a rumour.

Harrison set out to fix things, evolving his philosophy of “precision scheduled railroading” along the way. In short: his trains were going to leave on time and they were going to arrive on time. Locomotives would pull more cars to maximize loads and boost profits. Reducing transit times between point A and point B was paramount. Providing fast and reliable service would attract more customers, and more customers would mean more profitable railroads. A culture of slow and inefficient would become a culture of quick.

Keith Creel, left, and Hunter Harrison at a CP Rail annual meeting in 2016. PHOTO BY PETER J. THOMPSON/NATIONAL POST FILES

“PSR is basically doing what you say you are going to do for your customers,” Hansen said. “If you say you are going to leave at 2 p.m., then you leave at 2 p.m., where, historically, it was always, ‘Let’s just wait a little bit longer before we leave.’”

Canadian National Railway Co. bought Illinois Central in 1998, and brought in Harrison as its chief operating officer, later promoting him to CEO. Now running a Canadian railroad, he would send Creel to Winnipeg, in -40 C weather, among other stops, to implement his precision-guided philosophy.

“Keith and Hunter were a lot alike in that they were both extremely focused,” said Andy Reardon, former chair of CP’s board and a 40-year industry veteran. “They strove for perfection.”

Reardon first met Harrison in the 1970s. He describes Creel as having a softer touch, and an uncanny talent for soaking up the best parts of the best people he has ever worked for and applying them to his own leadership style. As another person phrased it: no one finds Keith Creel “intimidating.”

Creel likens Harrison to a coach, or a father figure, someone who could be tough but caring, someone you hated to disappoint.

“When you needed it, Hunter would knock you down in the dirt,” he said from his home in Florida. “But he would also stick out his hand and dust you off, and tell you to go get them again.”

The question for Creel always seemed to be: go where? In learning the business from the bottom up, he uprooted his family 13 times in 14 years to live in places such as Battle Creek, Mich., Wichita Falls, Texas, and Edmonton.

“I became a fix-it guy,” he said. “Hunter put me in some very challenging locations and terminals. I would parachute in, stay for a year, get things turned around and going the right way, and then he would have another project to send me to.”

Living out of a suitcase wasn’t easy. Harrison may have been the boss, but Creel’s most “trusted adviser” was his wife, Ginger. Somewhere along the way, the former high school wrestler also became that most Canadian of things: a hockey parent.

Creel’s son, Tanner, was a goaltender at the University of Connecticut, while their daughter, Caitlin, competed in equestrian at Auburn University in Alabama.

“Often, I was by myself,” Creel said of watching Tanner’s games from the stands. “I sort of internalize, because that was the only healthy way to do it, or maybe it wasn’t healthy. But the stress of (watching Tanner) was more than the stress of work.”

Harrison retired from CN at the end of 2009, but came out of retirement to run CP in 2012. A year later, he poached Creel from CN under cantankerous circumstances to sign on as president and chief operating officer.

As close as the two men were, they didn’t agree on everything. The CP beaver is a case in point.

The Last Spike, 1895. PHOTO BY COURTESY LIBRARY AND ARCHIVES CANADA

Canadians may recall a black-and-white photograph of a small man with a white beard driving home the last spike of CP’s railway in November 1885. For a young country just finding its way, post-Confederation, the railway proved transformational. Goods and people could get around, as could a budding narrative of a nation, from sea to shining sea, united by a feat of engineering know-how.

The small man with the beard in the “Last Spike” photograph was a financier, political arm twister and philanthropist named Donald Alexander Smith, a Scotsman. More than a century later, it was an Alabaman, Creel, who twigged onto the idea that there was an opportunity to rebrand the company by reconnecting it to its roots.

CP first adopted the industrious beaver as a logo when it began running transcontinental trains out of Montreal and Toronto in 1886. The critter was tossed onto the metaphorical tracks in 1968, revived for a spell in the late 1990s, and then sidelined again. Harrison had no use for the beaver. The past was the past.

But Creel brought it back almost immediately after taking over as CEO, incorporating it into a snazzy new company logo — albeit one with a retro feel — and painting it in gold on CP trains. He even helped sketch out the logo.

“I literally sat at my desk in Calgary with a colleague and started scratching out some thoughts,” he said. “And I said, ‘This is it, we will just combine the past and the present, and it will carry us into the future.’”

The logo overhaul was a small touch, a clever bit of marketing from a guy with a marketing degree. To customers and the world outside, it was a nod to the past, sure, but it also pointed directly at the future.

A Canadian Pacific Railway locomotive painted with the company logo at a rail yard in Calgary. PHOTO BY ALEX RAMADAN/BLOOMBERG FILES

Here was a fresh look for a new CP: a railway that leaves and arrives on time, gets goods to where they need to go, has a strong safety record and happy shareholders, and one that was still looking to grow.

But Creel hoped an internal shift in tone, even more than the external messaging, would resonate with employees. The Harrison era at CP, with Creel as chief lieutenant, was a painful exercise in righting a business that had a weak bottom line and was teetering toward potential bankruptcy and break-up.

Hundreds of locomotives were parked, railyards were closed and about 8,000 jobs were chopped from the payroll during Harrison’s five years at the helm.

“PSR is a cultural, financial and operational principle, and it can be wrenching for some people, particularly for those accustomed to doing things one way, and who don’t want to change,” former chair Reardon said.

Harrison may have invented PSR, but Creel, in his role as implementer-in-chief, perfected it. Travel times between Toronto and Calgary were reduced by 22.5 hours. Another 12 hours was cut from the Calgary-to-Vancouver leg. The culture of fast won out, though not without friction.

In February 2015, 3,000 conductors and engineers walked off the job, protesting poor working conditions such as extreme fatigue and unreliable schedules. Harrison’s response to the two-day strike was to keep the trains running by putting white-collar executives on the rails.

“I can tell you that when a train comes running by at 60 miles per hour, pulling 20,000 tonnes with the manager blowing the whistle at them, their eyes get awful big,” Harrison reportedly said of the striking workers.

A CP Rail train passes as dozens of employees wear signs and walk the edge of the Ogden rail yard as they strike in Calgary, on February 15, 2015. PHOTO BY CRYSTAL SCHICK/CALGARY HERALD FILES

By the time Creel officially took over, the mandate was growth, not more cuts, and the logo refresh was, in part, his way of extending an “olive branch” to employees. He describes the company’s 13,000 employees as “family.” It probably doesn’t hurt that the family generates about $8 billion a year in revenue.

The kinder approach has mostly paid off. A source among the CP rank and file, who requested anonymity, said there are some guys who “come to work with a smile on their face,” while others are “constantly looking over their shoulders, and feel as though they are being watched.”

Things are not perfect, Creel allowed, but no family is. What is beyond dispute is CP’s and Creel’s reputation for getting the job done.

“CP are unmatched, they are the gold standard,” Hansen, the analyst, said.

Now, it is poised to get a whole lot bigger.

But the merger with KCS was another thing that Creel and Harrison could never quite agree upon. Harrison disliked the idea; Creel had long been intrigued by it.

The younger man visited his mentor several times as he lay dying in a Florida hospital. Harrison was on oxygen, vulnerable — human — and it was tough to see. But two days before he died, he was back to being Hunter Harrison: lucid, funny and eager to tell stories with his protégé.

They thanked one another for “doing right” by one another. Harrison held forth, just like in the old days, coaching Creel on whom he could trust and who he couldn’t. They talked for three hours.

Creel knows just what Harrison would say, if he could see him now.

“He would be proud,” he said. “He would be extremely proud. I know that he would.”

Financial Post

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication may include certain forward looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that any FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. Any FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ABOUT KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’s North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its

2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.